October 16, 2019

Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.A.
4501 Manolia Cove Drive, Suite 106
Houston, TX 77345

       Re: Orion Engineered Carbons S.A.
           Form 20-F for the year ended December 31, 2018
           Filed March 8, 2019
           File No. 001-36563

Dear Mr. Herlinger:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2018

Item 5. Operating and Financial Review and Prospects
A. Operating Results , page 47

1. We note that you recognized material restructuring charges during the last three fiscal years. Please expand your discussion and analysis to include the amount of the anticipated future cost savings at the consolidated and reportable segment levels for these activities, and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.
Consolidated Statements of Cash Flows of Orion Engineered Carbons S.A, page F-5

2. We note your presentation in your statements of cash flows related to "other assets and
 Charles Herlinger
Orion Engineered Carbons S.A.
October 16, 2019
Page 2
         liabilities that cannot be allocated to investing or financing activities" which resulted in a net cash used from operating cash flows in 2018 of $48.7 million compared to a net cash provided from operating cash flows of $26.7 million in 2017. The impact on reported
         2018 operating cash flows approximates 40%. Please quantify for us the changes in your balance sheet line items that are reflected in this line item. In this regard, we note that the changes in your prepaid expenses and other current assets, Other assets and Other current liabilities accounts did not materially change from the prior year while your Other liabilities balance increased by approximately $26.5 million from the prior year.
Note R. Financial Information by Segment and Geographic Area, page F-38

3. We note from reading your Business Overview in Item 4 that you offer a variety of products with different end user applications within your reportable segments. Please explain what consideration you gave to disclosing revenues for each product or each group of similar products. See ASC 280-10-50-40.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891, or in his absence Al Pavot at 202-
551-3738 if you have any questions.



FirstName LastNameCharles Herlinger                              Sincerely,
Comapany NameOrion Engineered Carbons S.A.
                                                                 Division of
Corporation Finance
October 16, 2019 Page 2                                          Office of Life
Sciences
FirstName LastName